Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of June 30, 2019, Open Text Corporation (“OpenText”, the “Company”, “we”, “us” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common shares.
DESCRIPTION OF COMMON SHARES
The description below summarizes the general terms of our common shares. This section is a summary, and it does not describe every aspect of our common shares. This summary is subject to and qualified in its entirety by reference to our articles and our by-laws, each of which is incorporated by reference into an exhibit to our most recent Annual Report on Form 10-K. We encourage you to read our articles and by-laws for additional information.
Authorized Shares
The Company is authorized to issue an unlimited number of common shares without par value. As of July 30, 2019, there were 270,011,817 common shares outstanding. All outstanding common shares are fully paid and non-assessable.
Voting Rights
Holders of common shares are entitled to receive notice of and to attend all shareholder meetings and are entitled to cast one vote for each common share held of record on all matters acted upon at any shareholder meeting. Holders of the common shares are not entitled to cumulate votes in connection with the election of directors.
Dividends and Other Distributions
Holders of the common shares are entitled to dividends if, as and when declared by the board of directors of the Company, subject to the rights of shares having priority over the common shares, if any, including the preference shares. As of June 30, 2019, we had authorized an unlimited number of preference shares, with no preference shares issued as of such date.
Our board of directors have adopted a policy to pay non-cumulative quarterly dividends. However, future declarations of dividends are subject to the final determination of our board of directors, in its discretion based on a number of factors that it deems relevant, including our financial position, results of operations, available cash resources, cash requirements and alternative uses of cash that our board of directors may conclude would be in the best interest of the Company and our shareholders. Our dividend payments are subject to relevant contractual limitations, including those in our existing credit agreements, and to solvency conditions established by the Canada Business Corporations Act (“CBCA”), the statute under which we are incorporated.

Liquidation Rights
Upon our liquidation, dissolution or winding up, the holders of common shares are entitled to share ratably in all assets remaining after payment of debts and liabilities, subject to the rights of shares having priority over the common shares, if any, including the preference shares.
Other Provisions
Holders of common shares have no pre-emptive, subscription, redemption or conversion rights.
Amended Shareholder Rights Plan
On September 23, 2016, at our annual and special meeting of shareholders, our shareholders approved the continuation, amendment and restatement of the shareholder rights plan (the “Amended Rights Plan”) that the Company and Computershare Investor Services Inc. originally entered into as of November 1, 2004, and as previously amended and restated on December 6, 2007, December 2, 2010 and September 26, 2013. Upon such shareholder approval, the Amended Rights Plan was entered into as of September 23, 2016.
The Amended Rights Plan continues to provide a right (which may only be exercised if a person acquires control of 20% or more of our common shares) for each shareholder, other than the person that acquires 20% or more of our common shares, to acquire additional common shares at one-half of the market price at the time of exercise. The primary objectives of the Amended Rights Plan are to ensure that, in the context of a bid for control of the Company through an acquisition of our common shares, our board of directors has sufficient time to assess alternatives for maximizing shareholder value as it considers in its judgment to be in the best interests of the Company, including: continued implementation of our long-term strategic plans, as these may be modified by us from time to time; to provide adequate time for competing bids to emerge; to ensure that shareholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid; and to lessen the pressure to tender typically encountered by a shareholder of an issuer that is subject to a bid.
The Amended Rights Plan will remain in force until the earlier of the Termination Time (the time at which the right to exercise rights shall terminate, as defined in the Amended Rights Plan) and the termination of the annual meeting of our shareholders in the year 2019, unless at or prior to such meeting, our shareholders ratify the continued existence of the Amended Rights Plan, in which case the Amended Rights Plan would expire at the earlier of the Termination Time and the termination of the annual meeting of our shareholders in the year that is three years after the year in which such approval occurs. This section is a summary, and it does not describe every aspect of the Amended Rights Plan. The Amended Rights Plan is incorporated by reference into an exhibit to our most recent Annual Report on Form 10-K. We encourage you to read the Amended Rights Plan for additional information.
A new amended shareholder rights plan will be presented to a vote of shareholders at our annual general meeting on September 4, 2019. The proposed new amended shareholder rights plan, if adopted, would expire at the earlier of the Termination Time (as defined in the proposed new plan) and the termination of the annual meeting of our shareholders in the year that is three years after the year in which such adoption occurs.